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                   Intercontinental Telecommunications Corp.
                        2190 N.W. 89th Place, Suite 100
                              Miami, Florida 33172


                                                               December 15, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Withdrawal of Registration Statement on Form S-1
                  (No. 333-48092) of Intercontinental Telecommunications Corp.

Ladies and Gentlemen:

         Intercontinental Telecommunications Corp., a Florida corporation (the "Company"), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, that the Company's Registration Statement filed on Form S-1 (the "Registration Statement"), covering the offering of its common shares, be withdrawn. The Company has determined that, due to current market conditions, the proposed offering would not be in the best interest of the Company or its shareholders. The Company has not made any offers or sales of its common shares pursuant to the Registration Statement.

         Please call me at (305) 702-4300 if you have any questions or comments.

                                                      Respectfully submitted,

                                                      /s/ William C. St. Laurent
                                                      --------------------------
                                                      William C. St. Laurent
                                                      President

cc:  Andrew Hulsh
     Baker & McKenzie

     Sara Hanks
     Clifford Chance Rogers & Wells